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                             September 8, 2022

       Jai Li
       Chief Executive Officer
       U Power Limited
       2F, Zuoan 88 A, Lujiazui
       Shanghai, People   s Republic of China

                                                        Re: U Power Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
12, 2022
                                                            CIK No. 0001939780

       Dear Mr. Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted August 12, 2022

       General

   1. Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the
agreement reached between the PCAOB and the CSRC on August 26,
                                                        2022.
   2. Please disclose whether and how your business segments, products, lines of service, projects or operations
are materially impacted by supply chain disruptions. For example, discuss whether you
have or expect to:

                                                            suspend the
production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts,
or equipment; inventory shortages; reduced headcount; or delayed projects;
 Jai Li
FirstName LastNameJai Li
U Power Limited
Comapany 8,
September NameU
             2022 Power Limited
September
Page  2   8, 2022 Page 2
FirstName LastName

             experience labor shortages that impact your business;

             experience cybersecurity attacks in your supply chain;

             experience higher costs due to constrained capacity or increased commodity prices, shipping costs or challenges sourcing materials;

             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
3. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
Prospectus Cover Page, page i

4. You disclose that you are not a Chinese operating company, but rather a holding company incorporated in the Cayman Islands with no material operations of your own, and you conduct a substantial majority of your operations through your operating entities
         established in the People   s Republic of China. Please disclose that
this structure involves
         unique risks to investors. Also, provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Refer to Comment one in the Dear Issuer Letter found at
https://www.sec.gov/corpfin/sample-letter-china-
         based-companies.
Summary of Risk Factors, page 5

5. Your Summary of Risk Factors section currently exceeds two pages. Please revise your risk factor summary to be no more than two pages and to discuss the principal factors that make an investment in you or in the offering speculative or risky. For guidance, please refer to Item 105(b) of Regulation S-K.
Intense competition for employees and increases in labor costs in the PRC may adversely affect our business and results of operations., page 37

6. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
 Jai Li
U Power Limited
September 8, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Kevin
Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at
(202) 551-3345 or Erin Purnell, Legal Branch Chief, at (202) 551-3454 with any other questions.



FirstName LastNameJai Li                                   Sincerely,
Comapany NameU Power Limited
                                                           Division of
Corporation Finance
September 8, 2022 Page 3                                   Office of
Manufacturing
FirstName LastName